Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES AGREEMENTS
RELATING TO RIGHTS OFFERING OF PLAZA CENTERS

Tel Aviv, Israel, June 23, 2014, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, following its announcement dated March 27, 2014, that as part of the debt restructuring process of Plaza Centers N.V. (“Plaza”), a public company listed on the London Stock Exchange and the Warsaw Stock Exchange in which the Company holds directly and indirectly approximately 62.5% of the outstanding shares, Plaza is currently proposing to raise capital by means of a rights offering of shares to its existing shareholders for an aggregate amount of EUR 20 million (the “Rights Offering”), the Company's subsidiary, Elbit Ultrasound (Luxembourg) BV/ S. a' r. l ("EUL") intends to enter into a Deed of Undertaking (the “Undertaking”), which will be guaranteed by the Company under which EUL shall undertake to exercise EUL's rights to take up EUL's full pro-rata portion under such Rights Offering and to procure that it will subscribe for the unexercised portion of the Rights Offering (the “Additional Purchase Amount”), at a price per-share of EUR 0.105, all subject to the provisions of the Back Stop Agreement (as defined below).

The Company further announced that concurrently with the Undertaking, EUL intends to enter into a Back Stop Agreement (the “Back Stop Agreement”) with various affiliates of Davidson Kempner Capital Management LP (“DK”), pursuant to which DK will undertake to purchase under the Rights Offering, in lieu of EUL, a portion to be determined by EUL, provided that such portion shall not be less than the higher of EUR 3 million or the Additional Purchase Amount (the “Back Stop Undertaking”), and further provided that such Back Stop Undertaking shall not exceed EUR 10 million or result in DK and its affiliates directly or indirectly holding shares representing 30 per cent or more of the total voting rights in Plaza, all subject to the terms and conditions therein. Consequently, in the event the Additional Purchase Amount will fall below EUR 3 million, Plaza will be obligated to increase the amount of the Rights Offering such that total price of shares  acquired by DK shall not be less than EUR 3 million.

Consequently, the Company intends to vote at Plaza's upcoming annual general meeting in favor of offering-related matters, including the proposal to authorize Plaza's board of directors, generally and unconditionally, as the competent body to approve the issuance of ordinary shares (including rights to acquire ordinary shares) of Plaza and to restrict or exclude pre-emptive rights upon issuing ordinary shares of Plaza.

Corporate Approvals

To the Company's best knowledge, certain affiliates of DK hold approximately 5.5% of the outstanding shares of Plaza and approximately 14.3% of the outstanding shares the Company.  To the Company's best knowledge, affiliates of York Capital Management Advisors, LLC ("York") hold approximately 19.7% of the outstanding shares of the Company and are major bondholders of Plaza.  Since each of DK and York might be deemed as having a personal interest in the Rights Offering and the related transactions, albeit divergent interests, and they hold in the aggregate more than 25% of the outstanding shares of the Company whilst no other shareholder of the Company holds more than 50% of the outstanding shares of the Company, the Israeli Companies Law requires that the transactions be approved by the shareholders of the Company by a special majority, unless an exemption applies, as described below.

As a condition to an exemption set forth in the regulations under the Israeli Companies Law, the Company’s audit committee and board of directors have determined that the participation of EUL in the Rights Offering, including the entry into the Undertaking and the Back Stop Agreement are in the ordinary course of the Company’s business, are on market terms, and are for the benefit of the Company. Notwithstanding such approvals, holders of 1% or more of the Company’s outstanding shares or voting rights in the aggregate may notify the Company in writing, no later than July 7 , 2014, that they object to approval of the Rights Offering, the Undertaking and the Back Stop Agreement through the exemption and request a shareholder vote regarding the transactions. Such request must include appropriate evidence of share ownership in the Company.

In the event that such a request is duly submitted, approval of the transactions will require approval by the shareholders of the Company in which either (i) a majority of shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed two percent of the Company’s outstanding shares.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the failure of the Rights Offering to receive requisite regulatory approvals, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com